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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -------------------------

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 SCHEDULE 14D-1
                               (Amendment No. 4)
                               (Final Amendment)

                          -------------------------

                     BALCOR REALTY INVESTORS 85 - SERIES I,
                       A REAL ESTATE LIMITED PARTNERSHIP
                           (Name of Subject Company)

                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.
                               WIG 85-I PARTNERS
                           FMG ACQUISITION I, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                          -------------------------

                              Edward J. Schneidman
                                 John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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                       Amendment No. 4 to Schedule 14D-1


     This Amendment No. 4 constitutes the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser"), with the Commission on November 16, 1995, as amended by Amendment No. 1 filed with the Commission on November 21, 1995, Amendment No. 2 filed with the Commission on December 5, 1995 and Amendment No. 3 filed with the Commission on December 19, 1995. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase dated December 5, 1995 (the "First Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," which together constitute the "Offer").

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended by the following:

     (a) - (b)      At 5:00 p.m., Eastern Standard Time, on Friday, December
22, 1995, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 3,176.125 Interests, representing approximately 3.8% of the outstanding Interests, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Interests at the purchase price of $185 per Interest in cash.
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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated:  January 3, 1996.                                    WALTON STREET CAPITAL ACQUISITION CO., L.L.C.

                                                            By:  /s/ Neil Bluhm
                                                                 ----------------------------------------------------------
                                                                 Neil Bluhm
                                                                 Manager


                                                            By:  /s/ Ira Schulman
                                                                 ----------------------------------------------------------
                                                                 Ira Schulman
                                                                 Manager


                                                            By:  /s/ William Abrams
                                                                 ----------------------------------------------------------
                                                                 William Abrams
                                                                 Manager


                                                            By:  /s/ Jeffrey Quicksilver
                                                                 ----------------------------------------------------------
                                                                 Jeffrey Quicksilver
                                                                 Manager


                                                            WIG 85-I PARTNERS
                                                            By:  Walton Street Capital Acquisition Co., L.L.C.


                                                            By:  /s/ Ira Schulman
                                                                 ----------------------------------------------------------
                                                                 Ira Schulman
                                                                 Managing Principal


                                                            FMG ACQUISITION I, L.L.C.


                                                            By:  /s/ Jeffrey Goldberg
                                                                 ----------------------------------------------------------
                                                                 Jeffrey Goldberg
                                                                 In his capacity as Manager


                                                            INSIGNIA FINANCIAL GROUP, INC.

                                                            By:  /s/ Ronald Uretta
                                                                 ----------------------------------------------
                                                                 Ronald Uretta
                                                                 Chief Financial Officer
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